1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2008
Siliconware Precision Industries Co., Ltd.
(Translation of Registrant’s Name Into English)
NO. 123, SEC. 3, DA FONG RD. TANTZU
TAICHUNG, TAIWAN
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F   ☑                    Form 40-F   ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes   ☐                    No   ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82:                    )

Siliconware Precision Industries Co., Ltd.
FOR IMMEDIATE RELEASE
Contact:
Byron Chiang/Spokesperson
886-3-579-5678#3671
byronc@spil.com.tw
Janet Chen/ Investor Relations
886-3-579-5678 ext 3675
janet@spil.com.tw
SPIL website “www.spil.com.tw”
Siliconware Precision Industries Reports 1% Revenues Sequential decline and EPS of NT$ 1.57 or EPADS of US$ 0.24 for 4Q 2007
Taichung, Taiwan, January 30, 2008—Siliconware Precision Industries Co., Ltd. (“SPIL” or the “Company”)(TAIEX: 2325, NASDAQ: SPIL) today announced that its sales revenues for 4Q 2007 was NT$ 17,729 million, representing 1.0% sequential decline QoQ and 20.9% growth compared to the same period of year 2006.
SPIL reported a net income of NT$4,786 million in 4Q 2007, compared with a net income of NT$ 5,057 million in 3Q 2007 and a net income of NT$ 3,877 million in 4Q 2006.
SPIL reported its sales revenues for the twelve-month period ended Dec 31, 2007 were NT$ 64,622 million, up 14.7% compared to the same period of year 2006.
For the twelve-month period ended Dec 31, 2007 net income was NT$ 17,506 million, compared with a net income of NT$ 13,329 million for the same period of year 2006.
Diluted earnings per ordinary share for the twelve-month period ended Dec 31, 2007 was NT$ 5.78, or diluted earnings per ADS of US$ 0.89.
Unconsolidated 4Q 2007 Financial Results
➢  Net revenue was NT$ 17,729 million, in which NT$ 16,070 million was from assembly business and NT$ 1,659 million was from testing business.
➢  Cost of goods sold was NT$ 12,681 million, and gross profit was NT$ 5,048 million, representing a gross margin of 28.5%.
➢  Operating expenses were NT$ 802 million, including selling expenses of NT$ 228 million, administrative expenses of NT$ 265 million, and R & D expenses of NT$ 309 million. Operating profit was NT$ 4,246 million, representing an operating margin of 23.9%.
➢  Net income was NT$ 4,786 million.
➢  Diluted earnings per ordinary share for this quarter was NT$ 1.57, or diluted earnings per ADS of US$ 0.24. Total weighted average outstanding ordinary shares-diluted for 4Q 2007 were 3,039 million shares.

SPIL 4Q 07	1

Siliconware Precision Industries Co., Ltd.
Capital Expenditure
➢  Capital expenditure in 4Q 2007 totaled NT$ 2,406 million, in which NT$ 1,578 million were spent on assembly equipment, and NT$ 828 million were spent on testing equipment.
➢  The depreciation expenses in 4Q 2007 were NT$ 1,933 million, in which NT$ 1,308 million were from assembly business and NT$ 625 million were from testing business.
Assembly Operation
➢  Substrate products revenues accounted for 47% of total revenues, down from 49% in previous quarter; wafer bumping and FCBGA accounted for 13%, up from 11% in previous quarter; lead frame products revenues accounted for 29%, remaining flat from previous quarter. Testing service generated 9% of total revenues in 4Q 2007.

SPIL 4Q 07	2

Siliconware Precision Industries Co., Ltd.
About SPIL
Siliconware Precision Industries Ltd. (“SPIL”)(NASDAQ:SPIL, TSE:2325) is a leading provider of comprehensive semiconductor assembly and test services. SPIL is dedicated to meeting all of its customers’ integrated circuit packaging and testing requirements, with turnkey solutions that range from design consultations, modeling and simulations, wafer bumping, wafer probe and sort, package assembly, final test, burn-in, to drop ship. Products include advanced leadframe and substrate packages, which are widely used in personal computers, communications, Internet appliances, cellular phones, digital cameras, cable modems, personal digital assistants and LCD monitors. SPIL supplies services and support to fabless design houses, integrated device manufacturers and wafer foundries globally. For further information, visit SPIL’s web site at www.spil.com.tw.
Safe Harbor Statement
The information herein contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that these expectations and projections are reasonable, such forward-looking statements are inherently subject to risks, uncertainties and assumptions about us, including, among other things:
•	the intensely competitive personal computer, communications, consumer ICs and non-commodity memory semiconductor industries and markets;

•	cyclical nature of the semiconductor industry;

•	risks associated with global business activities;

•	non-operating losses due to poor financial performance of some of our investments;

•	our dependence on key personnel;

•	general economic and political conditions;

•	possible disruptions in commercial activities caused by natural and human induced disaster, including terrorist activities and armed conflicts and contagious disease, such as the Severe Acute Respiratory Syndrome;

•	fluctuations in foreign currency exchange rates; and

•	other risks identified in our annual report for the year ended December 31, 2004 on Form 20-F filed with the U.S. Securities and Exchange Commission on June 10, 2005.
The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur and our actual results could differ materially from those anticipated in these forward-looking statements.
All financial figures discussed herein are prepared pursuant to ROC GAAP on an unaudited unconsolidated basis. Audited unconsolidated financial figures will be publicly announced upon the completion of our audited process. The investment gains or losses of our company for the three months and twelve months ended Dec 31, 2007 reflect our gains or losses attributable to the fourth quarter and twelve months, respectively, of 2007 unaudited financial results of several of our investments (the “Investees”) which are evaluated under the equity method. Neither the unaudited unconsolidated financial data for our company for the three months, nor the unaudited unconsolidated financial data for our company for the twelve months ended Dec 31, 2007, is necessarily indicative of the results that may be expected for any period thereafter.

SPIL 4Q 07	3

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED BALANCE SHEET
As of Dec 31, 2007 and 2006
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	Dec 31, 2007			Dec 31, 2006		Sequential
	USD	NTD	%	NTD	%	Change	%
ASSETS
Cash and cash equivalent	651,519	21,128,754	25	13,352,934	17	7,775,820	58
Accounts receivable	336,623	10,916,678	13	8,899,434	11	2,017,244	23
Inventories	100,007	3,243,219	4	2,765,326	3	477,893	17
Other current assets	77,459	2,512,007	3	1,860,023	3	651,984	35

Total current assets	1,165,608	37,800,658	45	26,877,717	34	10,922,941	41

Long-term investments	272,239	8,828,711	10	16,143,850	21	(7,315,139)	-45
Fixed assets	2,083,500	67,567,915	80	59,362,482	77	8,205,433	14
Less accumulated depreciation	(964,573)	(31,281,117)	-37	(27,124,284)	-35	(4,156,833)	15

Net fixed assets	1,118,927	36,286,798	43	32,238,198	42	4,048,600	13

Other assets	43,058	1,396,385	2	2,595,771	3	(1,199,386)	-46

Total Assets	2,599,832	84,312,552	100	77,855,536	100	6,457,016	8

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Accounts payable	188,763	6,121,572	7	3,968,073	5	2,153,499	54
Current portion of long-term debt	—	—	—	18,687	—	(18,687)	-100
Other current liability	188,094	6,099,902	8	4,959,562	7	1,140,340	23
Bonds payable	—	—	—	2,708,145	3	(2,708,145)	-100
Long-term loans	92,380	2,995,871	3	2,988,474	4	7,397	—
Other liabilities	5,658	183,473	—	276,382	—	(92,909)	-34

Total Liabilities	474,894	15,400,818	18	14,919,323	19	481,495	3

Stockholders’ Equity
Capital stock	947,710	30,734,245	37	28,877,574	37	1,856,671	6
Capital reserve	513,296	16,646,179	19	14,645,653	19	2,000,526	14
Legal reserve	102,995	3,340,131	4	2,003,494	3	1,336,637	67
Special reserve	—	—	—	50,029	—	(50,029)	-100
Retained earnings	548,183	17,777,565	21	13,413,928	17	4,363,637	33
Unrealized gain or loss on financial instruments	35,790	1,160,659	2	4,765,148	6	(3,604,489)	-76
Cumulated translation adjustment	2,613	84,752	—	(22,276)	—	107,028	-480
Net loss not recognized as pension cost	(1,160)	(37,613)	—	(1,787)	—	(35,826)	2005
Treasury stock	(24,489)	(794,184)	-1	(795,550)	-1	1,366	—

Total Equity	2,124,938	68,911,734	82	62,936,213	81	5,975,521	9

Total Liabilities & Shareholders’ Equity	2,599,832	84,312,552	100	77,855,536	100	6,457,016	8

Forex (NT$ per US$)		32.43		32.62

(1)	All figures are under ROC GAAP.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	3 months ended on Dec 31					Sequential Comparison
	4Q 2007			4Q 2006	YOY	4Q 2007	3Q 2007	QOQ
	USD	NTD	%	NTD	change %	NTD	NTD	change %
Revenues	546,679	17,728,794	100.0	14,665,868	20.9	17,728,794	17,909,274	-1.0
Cost of Goods Sold	(391,013)	(12,680,536)	-71.5	(10,474,052)	21.1	(12,680,536)	(12,225,185)	3.7

Gross Profit	155,666	5,048,258	28.5	4,191,816	20.4	5,048,258	5,684,089	-11.2

Operating Expenses
Selling Expenses	(7,045)	(228,469)	-1.3	(160,125)	42.7	(228,469)	(208,356)	9.7
Administrative Expenses	(8,178)	(265,222)	-1.5	(277,592)	-4.5	(265,222)	(270,697)	-2.0
Research and Development Expenses	(9,522)	(308,805)	-1.7	(364,114)	-15.2	(308,805)	(315,984)	-2.3

	(24,745)	(802,496)	-4.5	(801,831)	0.1	(802,496)	(795,037)	0.9

Operating Income	130,921	4,245,762	23.9	3,389,985	25.2	4,245,762	4,889,052	-13.2

Non-operating Income	28,902	937,304	5.3	819,464	14.4	937,304	878,654	6.7
Non-operating Expenses	(128)	(4,156)	0.0	(7,365)	-43.6	(4,156)	(52,153)	-92.0

Income from Continuing Operations before Income Tax	159,695	5,178,910	29.2	4,202,084	23.2	5,178,910	5,715,553	-9.4
Income Tax Credit (Expenses)	(12,120)	(393,049)	-2.2	(325,353)	20.8	(393,049)	(658,826)	-40.3

Net Income	147,575	4,785,861	27.0	3,876,731	23.5	4,785,861	5,056,727	-5.4

Earnings Per Ordinary Share—Diluted		NT$1.57		NT$1.29			NT$1.66

Earnings Per ADS—Diluted		US$ 0.24		US$ 0.20			US$ 0.25

Weighted Average Outstanding Shares — Diluted (‘k)		3,039,364		2,990,602			3,039,091

Forex (NT$ per US$)		32.43		32.62			32.675

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED INCOME STATEMENT
For the Twelve Months Ended on Dec 31, 2007 and 2006
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months ended on Dec 31, 2007 and 2006
	2007			2006	YOY
	USD	NTD	%	NTD	Change %
Net Sales	1,992,674	64,622,410	100.0	56,353,590	14.7
Cost of Goods Sold	(1,401,285)	(45,443,659)	-70.3	(41,076,317)	10.6

Gross Profit	591,389	19,178,751	29.7	15,277,273	25.5

Operating Expenses
Selling expenses	(25,684)	(832,922)	-1.3	(744,754)	11.8
Administrative expenses	(33,304)	(1,080,036)	-1.7	(1,007,696)	7.2
Research and development expenses	(39,715)	(1,287,951)	-2.0	(1,194,178)	7.9

	(98,702)	(3,200,909)	-5.0	(2,946,628)	8.6

Operating Income	492,687	15,977,842	24.7	12,330,645	29.6

Non-operating Income	116,418	3,775,421	5.8	2,109,194	79.0
Non-operating Expenses	(4,848)	(157,221)	-0.2	(173,143)	-9.2

Income Before Income Tax	604,257	19,596,042	30.3	14,266,696	37.4
Income Tax Credit (Expenses)	(64,462)	(2,090,492)	-3.2	(937,627)	123.0

Net Income	539,795	17,505,550	27.1	13,329,069	31.3

Earnings Per Ordinary Share— Diluted		NT$5.78		NT$4.47

Earnings Per ADS— Diluted		US$0.89		US$0.69

Weighted Average Outstanding Shares — Diluted (‘k)		3,039,364		2,990,602

Forex (NT$ per US$)		32.43		32.62

(1)	All figures are under ROC GAAP.

(2)	1 ADS is equivalent to 5 Common Shares.

SILICONWARE PRECISION INDUSTRIES CO., LTD.
UNCONSOLIDATED STATEMENTS OF CASH FLOWS
For 12 Months Ended on Dec 31, 2007 and 2006
(Expressed in Thousands of New Taiwan Dollars (NTD) and U.S. Dollars (USD))

	12 months, 2007		12 months, 2006
	USD	NTD	NTD
Cash Flows from Operating Activities:

Net income	539,795	17,505,550	13,329,069
Depreciation	226,630	7,349,626	6,575,895
Amortization	17,277	560,289	535,406
Gains on disposal of long-term investment	(65,860)	(2,135,849)	—
Long-term investment gain recognized by equity method	(21,914)	(710,673)	(1,186,201)
Compensation interest payable on bonds payable	1	36	30,810
Foreign currency exchange gain on bonds payable	1,076	34,880	(113,157)
Change in working capital & others	41,966	1,360,960	953,438

Net cash flows provided from operating activities	738,971	23,964,819	20,125,260

Cash Flows from Investing Activities:

Acquisition of property, plant, and equipment	(352,238)	(11,423,064)	(10,458,172)
Increase on financial intruments	(77,815)	(2,523,529)	—
Proceeds from disposal of long-term investment	285,980	9,274,323	—
Payment for long-term investment	—	—	(487,050)
Payment for deferred charges/other changes	(8,820)	(286,044)	(189,861)

Net cash used in investing activities	(152,893)	(4,958,314)	(11,135,083)

Cash Flows from Financing Activities:

Repayment of long-term loan	(1,708)	(55,392)	(1,818,063)
Cash dividends distributed to shareholders and cash bonus distributed to employees	(332,893)	(10,795,715)	(4,632,842)
Remuneration of directors and supervisors’ bonuses	(3,725)	(120,798)	(149,324)
Proceeds from the exercise of employee stock option /other charges	(7,980)	(258,780)	393,552

Net cash provided from financing activities	(346,305)	(11,230,685)	(6,206,677)

Net increase (decrease) in cash and cash equivalents	239,772	7,775,820	2,783,500

Cash and cash equivalents at beginning of period	411,746	13,352,934	10,569,434

Cash and cash equivalents at end of period	651,519	21,128,754	13,352,934

Forex (NT$ per US$)		32.43	32.62

(1)	: All figures are under ROC GAAP.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd
Date: January 30, 2008	By:	Ms. Eva Chen
Eva Chen
Chief Financial Officer